UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SKILLSOFT PUBLIC LIMITED COMPANY
(Name of Issuer)
American Depositary Shares, representing Ordinary Shares
(Title of Class of Securities)
830928107
(CUSIP Number)

Sharlyn C. Heslam Berkshire Partners LLC 200 Clarendon St., 35th Floor Boston, MA 02116 (617) 227-0050	Jane D. Goldstein Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	830928107

1	NAMES OF REPORTING PERSONS SSI Investments III Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Ireland

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,495,869

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,495,869[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Represents the number of ordinary shares issued or issuable in exchange for the Issuer’s outstanding American Depositary Shares (“ADSs”) beneficially owned by Columbia Wanger Asset Management, L.P., members of the board of the Issuer and others, Stockbridge Fund, L.P. and Stockbridge Partners LLC (collectively, the “Shareholders”). Neither the filing of this statement on Schedule 13D, nor any of its contents, will be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares (as defined in Item 1) beneficially owned by the Shareholders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) , or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.
2 Percentage calculations are based upon 95,330,356 ordinary shares, comprised of (a) 5,276 ordinary shares outstanding as of April 8, 2010 and (b) 95,325,080 ordinary shares represented by ADSs, as reported in the Issuer’s Preliminary Proxy Statement filed with the SEC on April 9, 2010.

Item 1. Security and Issuer
The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates are the ordinary shares issued or issuable in exchange for the outstanding ADSs (the “Common Shares”) of SkillSoft Public Limited Company (“SkillSoft” or the “Issuer”). The Issuer is headquartered in Dublin, Ireland and the address of the principal executive offices of the Issuer is SkillSoft Public Limited Company, 107 Northeastern Boulevard, Nashua, New Hampshire, 03062.
Item 2. Identity and Background
(a) Name
The name of the person filing this statement is SSI Investments III Limited, an Irish private limited company (“SSI Investments” or the “Reporting Person”) formed by funds sponsored by Berkshire Partners LLC (“Berkshire Partners”), Advent International Corporation (“Advent”) and Bain Capital Partners, LLC (“Bain Capital Partners”; and together with Berkshire Partners and Advent, the “Sponsors”). SSI Investments is owned indirectly by SSI Pooling, L.P., a Cayman Islands exempted limited partnership (“SSI Pooling”). SSI Pooling owns all of the issued and outstanding equity interests of SSILuxCo S.à.r.l., a Luxembourg société à responsibilité limitée (“Luxco I”), which owns all of the issued and outstanding equity interests of SSILuxCo II S.à.r.l., a Luxembourg société à responsibilité limitée (“Luxco II”), which owns all of the issued and outstanding equity interests of SSI Investments I Limited, an Irish private limited company (“SSI I”), which owns all of the issued and outstanding equity interests of SSI Investments II Limited, an Irish private limited company (“SSI II”), which owns all of the issued and outstanding equity interests of SSI Investments.
SSI Pooling G.P., Inc., a Cayman Islands exempted company (“SSI Pooling GP”), is the general partner of SSI Pooling. In connection with the closing of the Transactions (as defined in Item 4), funds sponsored by Berkshire Partners, Advent and Bain Capital Partners will become limited partners of SSI Pooling.
(b) Business Address
The address for the principal executive offices and principal business of the Reporting Person is Block 3, The Harcourt Centre, Harcourt Road, Dublin 2, Ireland. The name, business address, present principal occupation or employment of each director and executive officer of the Reporting Person and each person controlling the Reporting Person is set forth in this Item 2 or on Schedule A, which is incorporated by reference herein.
(c) Principal Business
The principal business of the Reporting Person will be the acquisition of SkillSoft.
(d) - (e) No Convictions or Proceedings
During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship
The Reporting Person is organized under the laws of Ireland.
Item 3. Source and Amount of Funds
The Reporting Person may be deemed to have acquired beneficial ownership of 24,495,869 Common Shares pursuant to the Voting Undertakings, dated February 11, 2010 or March 31, 2010, as applicable (collectively, the “Voting Undertakings”; and each individually, a “Voting Undertaking”), entered into by Columbia Wanger Asset Management, L.P. (“Columbia”), members of the board of SkillSoft and others, Stockbridge Fund, L.P. (“Stockbridge”) and Stockbridge Partners LLC (“Stockbridge Partners”). Neither the filing of this statement on Schedule 13D, nor any of its contents, will be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares beneficially owned by the Shareholders for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person. The Voting Undertakings were entered into in consideration of the execution and delivery of the Transaction Agreement (as defined in Item 4) and the First Amending Agreement to the Transaction Agreement and the Reporting Person did not pay any additional consideration in connection with the execution and delivery of the Voting Undertakings.

Columbia Wanger Asset Management, L.P.
SSI Investments and SkillSoft have received a Voting Undertaking from Columbia, which provides (subject to certain exceptions) that Columbia vote, or procure that voting instructions are given to vote, in favor of the Transactions, the 20,489,000 Common Shares that Columbia owns or controls.
Columbia’s Voting Undertaking will lapse if:
•	the Scheme (as defined in Item 4) lapses for want of the requisite majorities on the resolutions (save as a result of the breach by Columbia of its Voting Undertaking) or is withdrawn at the request of SSI Investments;

•	the Transaction Agreement is terminated by either party thereto in accordance with its terms without breach on the part of SkillSoft;

•	a higher competing offer (as defined in Columbia’s Voting Undertaking) is announced or a higher competing offer is made following termination of the Transaction Agreement in accordance with its terms without breach on the part of SkillSoft;

•	the directors of SkillSoft withdraw their recommendation to shareholders of SkillSoft to vote in favor of the Scheme following termination of the Transaction Agreement in accordance with its terms without breach on the part of SkillSoft;

•	the Scheme does not become effective by July 16, 2010 (or such later date as SkillSoft and SSI Investments agree, with the consent of the Irish regulatory authorities);

•	the High Court of Ireland (the “High Court”) declines or refuses to sanction the Scheme, unless SkillSoft and SSI Investments agree that the decision of the High Court shall be appealed and, if so appealed, a final non-appealable order, decree, judgment, or ruling has been issued; or

•	SSI Investments announces that it will not proceed to make the Acquisition (as defined in Item 4).
The foregoing summary of the Voting Undertaking by Columbia is qualified by reference to the complete text of Columbia’s Voting Undertaking, which is incorporated by reference in Item 7.
Members of the Board of SkillSoft and Others
The directors of SkillSoft have given irrevocable undertakings to SSI Investments (subject to certain exceptions) to vote, or to procure that voting instructions are given to vote, in favor of any resolutions required to approve and implement the Transactions (as defined in Item 4) in respect of their entire beneficial holdings (and those of their family trusts) amounting to, in aggregate, 5,877 Common Shares and any Common Shares such directors may acquire or subscribe for upon exercise of their SkillSoft options. Under the Voting Undertakings, each member of the board of SkillSoft has agreed (subject to certain exceptions) not to sell, transfer, encumber or otherwise dispose of any of his Common Shares. In addition, each of the directors has also undertaken that, if SSI Investments requests that he do so, he will serve the necessary notices on The Bank of New York Mellon (within one business day of being requested to do so) so as to procure that the SkillSoft shares underlying his SkillSoft ADSs are vested in nominees of each such director.
The foregoing summary of the Voting Undertakings by the directors of SkillSoft is qualified by reference to the complete text of the form of Voting Undertaking and the form of affirmation of Voting Undertaking, which are incorporated by reference in Item 7.
SSI Investments has also received similar Voting Undertakings from Mr. Gregory J. Porto in respect of his entire beneficial holdings (and that of his family) amounting to 8,978 Common Shares in total and any Common Shares Mr. Porto may acquire or subscribe for upon exercise of his SkillSoft options, and from Mr. Charles E. Moran’s wife, Mrs. Susan Moran, in respect of her entire beneficial holding (and that of her family trust) of SkillSoft Common Shares amounting to 6,364 Common Shares. Under his Voting Undertaking, Mr. Porto undertook to procure the transfer of one SkillSoft share underlying his SkillSoft ADSs to each of three nominees by February 18, 2010 and, if requested to do so by SSI Investments, to serve the necessary notices on The Bank of New York Mellon (within five business days of being requested to do so) so as to procure that one SkillSoft share (underlying a SkillSoft ADS) would vest in each of six separate nominees of Mr. Porto and that 1,000 SkillSoft shares (underlying SkillSoft ADSs) would vest in Mr. Porto. Mr. Porto has transferred legal (but not beneficial) title to one SkillSoft share to each of nine separate nominees and 1,000 SkillSoft shares (underlying SkillSoft ADSs) have vested in Mr. Porto.
These Voting Undertakings will lapse in the event that:
•	the Scheme lapses or is withdrawn;

•	the Transaction Agreement is terminated by either party thereto;

•	a higher competing offer (as defined in the form of affirmation of Voting Undertakings) is announced or a higher competing offer is made;

•	the Scheme does not become effective by July 16, 2010 (or such later date as SkillSoft and SSI Investments agree, with (if required) the consent of the Irish regulatory authorities);

•	the resolutions in favor of the Transaction Agreements are not passed;

•	the board of SkillSoft withdraws its recommendation to SkillSoft securityholders to vote in favor of the Scheme;

•	the High Court declines or refuses to sanction the Scheme, unless SkillSoft and SSI Investments agree that the decision of the High Court will be appealed and, if so appealed, a final non-appealable order, decree, judgment, or ruling has been issued; or

•	SSI Investments announces that it will not proceed to make the Acquisition.
Stockbridge and Stockbridge Partners LLC
Stockbridge has undertaken (subject to certain exceptions) to SSI Investments and SkillSoft to vote in favor of the Transactions in respect of the 170,625 Common Shares in total it owns or controls. Stockbridge Partners has limited discretionary voting power in respect of 110,319 SkillSoft ADSs. Stockbridge Partners has similarly undertaken (subject to certain exceptions) so to vote, subject to the prior rights of its clients to exercise voting power themselves.
Item 4. Purpose of Transaction
On March 31, 2010, SkillSoft and SSI Investments announced an agreement, pursuant to and in connection with making an Increased Price Announcement dated March 31, 2010 (the “Increased Price Announcement”) and entering into the First Amending Agreement to Transaction Agreement dated as of March 31, 2010 between SkillSoft and SSI Investments (the “First Amending Agreement to the Transaction Agreement”), on the terms of the proposed revised recommended acquisition of SkillSoft by SSI Investments for cash at the increased price of $11.25 per SkillSoft share (the “Acquisition”) to be implemented by means of a scheme of arrangement under Irish law (the “Scheme”; and together with the Acquisition, collectively, the “Transactions”). SkillSoft and SSI Investments had previously announced on February 12, 2010 that they had reached agreement, pursuant to and in connection with making a Rule 2.5 Announcement dated February 12, 2010 (the “Rule 2.5 Announcement”) and entering into the Transaction Agreement dated as of February 11, 2010 between SkillSoft and SSI Investments, as amended (the “Transaction Agreement”), on the terms of a recommended acquisition of SkillSoft by SSI Investments for cash at a price of $10.80 per SkillSoft share.
At the time of the Acquisition, pursuant to the Scheme, the shares of SkillSoft will be cancelled in accordance with Irish law or transferred to SSI Investments. SkillSoft will then issue new SkillSoft shares to SSI Investments in place of those shares cancelled pursuant to the Scheme, and SSI Investments will pay consideration to former SkillSoft shareholders and option holders in consideration for the Acquisition. Option holders will have the right to receive the excess, if any, of $11.25 over the per share exercise price of such option. As a result of the Scheme, SkillSoft will become a wholly-owned subsidiary of SSI Investments. The consummation of the Acquisition is subject to various conditions, including shareholder and regulatory approvals. If the Acquisition does not close prior to July 16, 2010, the Transaction Agreement will terminate unless otherwise extended by SkillSoft and SSI Investments.

The foregoing description of the Transactions is qualified in its entirety by reference to (i) the Definitive Proxy Statement on Schedule 14A filed by SkillSoft with the Securities and Exchange Commission (“SEC”) on April 9, 2010 (the “Proxy Statement”), which is incorporated in this filing by reference to the Proxy Statement, (ii) the Increased Price Announcement and the First Amending Agreement to the Transaction Agreement, which are incorporated in this filing by reference to the Current Report on Form 8-K filed by SkillSoft with the SEC on April 2, 2010 and (iii) the Rule 2.5 Announcement and the Transaction Agreement, which are incorporated in this filing by reference to the Current Report on Form 8-K filed by SkillSoft with the SEC on February 12, 2010. The purpose of entering into the Voting Undertakings was to aid in facilitating the consummation of the Transactions.
Upon the consummation of the Transactions, the non-executive directors of SkillSoft have indicated that they intend to resign from the board of directors of SkillSoft. It is also anticipated that the current management of SkillSoft will continue to be the management of SkillSoft after consummation of the Transactions. The existing organizational documents of SkillSoft are expected to continue to be the organizational documents of SkillSoft following the consummation of the Transactions other than any amendments to be made thereto under Irish law in connection with the consummation of the Transactions.
If the Transactions are consummated, it is expected that SkillSoft will cease to be a public company, SkillSoft’s ADSs will cease to be traded on the NASDAQ Global Select Market and the only remaining stockholder of SkillSoft after such consummation would be SSI Investments. It is also anticipated that SkillSoft’s ADSs would become eligible for termination of registration under Section 12(g)(4) of the Exchange Act upon consummation of the Transactions.
Item 5. Interest in Securities of Issuer.
(a) - (b) The aggregate number and percentage of the outstanding Common Shares of the Issuer beneficially owned by the Reporting Person is as follows:

			Number of Shares:	Number of Shares:
	Aggregate Number of	Number of Shares:	Shared Power to	Sole or Shared	Approximate
Reporting Person	Shares*	Sole Power to Vote	Vote*	Power to Dispose	Percentage**
SSI Investments	24,495,869	0	24,495,869	0	24.7%

*	Includes 20,489,000 Common Shares owned by Columbia; 280,944 Common Shares owned by Stockbridge and Stockbridge Partners; and 3,725,925 Common Shares owned by members of the board of SkillSoft and others and Common Shares that are issuable upon the exercise of outstanding vested stock options held by members of the board of SkillSoft and others.

**	Based upon 95,330,356 ordinary shares, comprised of (a) 5,276 ordinary shares outstanding as of April 8, 2010 and (b) 95,325,080 ordinary shares represented by ADSs, as reported in the Issuer’s Preliminary Proxy Statement filed with the SEC on April 9, 2010.
(c) Except for 24,495,869 Common Shares subject to the Voting Undertakings that were entered into on February 11, 2010 or March 31, 2010, as applicable, there have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Person. To the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transaction in Common Shares in the past sixty days.

(d) To the knowledge of the Reporting Person, except for the Shareholders no other person or entity possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares identified in Item 5(a).
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or, to the knowledge of the Reporting Person, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.
Documents Incorporated by Reference:
1. Transaction Agreement, dated as of February 11, 2010, between SkillSoft and SSI Investments (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SkillSoft with the SEC on February 12, 2010).
2. Rule 2.5 Announcement, dated February 12, 2010, by SkillSoft and SSI Investments (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SkillSoft with the SEC on February 12, 2010).
3. First Amending Agreement to the Transaction Agreement, dated as of March 31, 2010, between SkillSoft and SSI Investments (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SkillSoft with the SEC on April 2, 2010).
4. Increased Price Announcement, dated March 31, 2010, by SkillSoft and SSI Investments (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SkillSoft with the SEC on April 2, 2010).
5. Form of Voting Undertaking for SkillSoft Directors, Mr. Porto, Ms. Moran, Stockbridge and Stockbridge Partners (incorporated by reference to Annex D to the Definitive Proxy Statement on Schedule 14A filed by SkillSoft with the SEC on April 9, 2010).
6. Form of Affirmation of Voting Undertaking for SkillSoft Directors (incorporated by reference to Annex E to the Definitive Proxy Statement on Schedule 14A filed by SkillSoft with the SEC on April 9, 2010).
7. Voting Undertaking for Columbia Wanger Asset Management, L.P. (incorporated by reference to Annex F to the Definitive Proxy Statement on Schedule 14A filed by SkillSoft with the SEC on April 9, 2010).
8. Definitive Proxy Statement on Schedule 14A filed by SkillSoft with the SEC on April 9, 2010.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
DATED: April 12, 2010

SSI INVESTMENTS III LIMITED
By:	/s/ Michael C. Ascione
	Name:	Michael C. Ascione
	Title:	Director

Schedule A
The following table sets forth the name, present principal occupation or employment and business address of each director or executive officer of the Reporting Person and each person controlling the Reporting Person.

Name	Present Principal Occupation or Employment and Business Address
Michael C. Ascione	Director of SSI Pooling GP, SSI I, SSI II and SSI Investments; Manager of Luxco I and Luxco II; Managing Director of Berkshire Partners. The business address of Mr. Ascione is c/o Berkshire Partners, 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

Cedric Carnoye	Manager of Luxco I and Luxco II. The business address of Mr. Carnoye is 65, Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg.

Hugo Froment	Manager of Luxco I and Luxco II. The business address of Mr. Froment is 65, Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg.

Imelda Shine	Director and Secretary of SSI I, SSI II and SSI Investments. The business address of Ms. Shine is Block 3, The Harcourt Centre, Harcourt Road, Dublin 2, Ireland.

Mark Commins	Director of SSI I, SSI II and SSI Investments. The business address of Mr. Commins is Block 3, The Harcourt Centre, Harcourt Road, Dublin 2, Ireland.

Timothy R. Franks	Director of SSI Investments and Managing Director of Advent. The business address of Mr. Franks is c/o Advent, 375 Park Avenue, New York, New York 10152.

David W. Humphrey	Director of SSI Investments and Principal of Bain Capital Partners. The business address of Mr. Humphrey is c/o Bain Capital Partners, 111 Huntington Avenue, Boston, Massachusetts 02199.